UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

VeriChip Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92342V105

(CUSIP Number)

Bruce H. Beatt, Esq.

The Stanley Works

1000 Stanley Drive,

New Britain, Connecticut 06053

Telephone: (860) 225-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342V105
1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Stanley Works
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES	7	SOLE VOTING POWER 5,910,556 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5, 910,556 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6% (1)
14	TYPE OF REPORTING PERSON CO

(1) These figures and percentage are based upon representations made by VeriChip and the Stockholders to the Reporting Person in the Voting Agreements and the Share Purchase Agreement (as such terms are defined in this Schedule 13D). As noted on Schedule B to this Schedule 13D, one of the Stockholders beneficially owns 311,111 Shares that are not yet issued and outstanding and which are excluded from the figures and percentage cited above. To the extent that these 311,111 Shares become issued and outstanding in the future, they will increase such figures and percentage.

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Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares (the “Shares”) of common stock (“Common Stock”) issued at $0.01 par value by VeriChip Corporation., a Delaware corporation (“VeriChip”). The principal executive office of VeriChip is located at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445.

This Statement is being filed by the Stanley Works (“Stanley” or the “Reporting Person”). Stanley, a Connecticut corporation, is engaged primarily in the toolmaking and security systems businesses. Stanley is a diversified worldwide supplier of tools and engineered solutions for professional, industrial, construction and do-it-yourself use, as well as engineered solutions and security solutions for industrial and commercial applications. Stanley’s principal address is 1000 Stanley Drive, New Britain, Connecticut 06053.

Schedule A, attached hereto, sets forth the names of the directors and executive officers of Stanley and their respective occupations and citizenship.

During the last five years, none of the Reporting Person or, to the best knowledge of the Reporting Person, none of the persons listed on Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws. The information set forth in Schedule A and Schedule B is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for VeriChip to enter into the Stock Purchase Agreement (as defined and described in Item 4) and in consideration thereof, each of the persons listed on Schedule B (the “Stockholders”) entered into a Voting Agreement (as defined and described below). Other than its obligations to enter into and be bound by the Stock Purchase Agreement, Stanley did not pay any consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Stock Purchase Agreement and Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

With respect to the Stock Purchase Agreement , the Reporting Person estimates that the consideration would be approximately forty-five million dollars in cash, subject to adjustment as described in the Stock Purchase Agreement.

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Item 4.	Purpose of Transaction.

On May 15, 2008, Stanley and VeriChip entered into a definitive Stock Purchase Agreement pursuant to which Stanley will acquire all of the stock of Xmark Corporation, a wholly owned subsidiary of VeriChip. In connection with the transactions contemplated by the Stock Purchase Agreement, including the payment by Stanley to VeriChip of approximately forty-five million dollars in cash (subject to adjustment as described in the Stock Purchase Agreement), Applied Digital Solutions, Inc. (“Applied Digital”) entered into a Guarantee with Stanley dated as of the May 15, 2008 (the “Guarantee”) pursuant to which Applied Digital guaranteed certain of VeriChip’s obligations under the Stock Purchase Agreement to pay, if necessary, certain indemnification obligations that VeriChip incurred pursuant to the Stock Purchase Agreement. All required approvals from Stanley have been obtained and VeriChip’s board of directors has approved the Stock Purchase Agreement.

As an inducement for Stanley to enter into the Stock Purchase Agreement, on May 15, 2008, each of the Stockholders entered into a Stockholder Voting Agreement (the “Voting Agreements”) with Stanley. The purpose of each Voting Agreement is to facilitate the ability of VeriChip and Stanley to consummate the transaction contemplated by the Stock Purchase Agreement. Pursuant to the Voting Agreements, each Stockholder agreed that, with respect to Shares of Common Stock it beneficially owns, which represent in the aggregate approximately 53.6% of the issued and outstanding Shares of Common Stock of VeriChip, at any of VeriChip’s stockholders’ meetings held while the Voting Agreements are in effect, it would: (i) vote its Shares in favor of, or consent to, the approval of the Stock Purchase Agreement and (ii) vote against, and not provide consents to, any and all other Takeover Proposals (as defined in the Voting Agreements).

Each Stockholder has also agreed not to, without Stanley’s consent, (i) sell, assign, transfer, pledge or otherwise dispose of or encumber their respective Shares (“Transfer”), or (ii) grant any proxy or power of attorney with respect thereto which is inconsistent with the Voting Agreement or (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of their Shares.

Each Stockholder has agreed that it will not (i) solicit, initiate, propose or knowingly encourage or take any other action to knowingly facilitate any Takeover Proposal (as defined in the Voting Agreement), (ii) enter into any letter of intent or memorandum of understanding or other agreement or arrangement with respect to any Proposal or (iii) enter into, continue, participate, engage or knowingly assist in any manner in negotiations or discussions with any person (other than Stanley) relating to any Takeover Proposal.

Notwithstanding the foregoing, if the Board of Directors of VeriChip determines, after consultation with outside counsel, in good faith by resolution duly adopted that an unsolicited written Takeover Proposal received after May 15, 2008 other than in breach of Section 5.4 of the Stock Purchase Agreement leads to or is reasonably likely to lead to a Superior Proposal (as defined in the Stock Purchase Agreement) and the Board of Directors of VeriChip determines that it is reasonably necessary to take the actions described in clauses (A) and (B) of Section 5.4(a) of the Stock Purchase Agreement to comply with its fiduciary duties to the stockholders of

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VeriChip under applicable Law, the applicable Stockholder (and its investment bankers, financial advisors, attorneys, accountants and other advisors, agents and representatives) shall be entitled (for so long as, to the knowledge of the applicable Stockholder, such Takeover Proposal remains outstanding and such determination of the Board of Directions of VeriChip remains applicable and has not been reversed by a subsequent determination) to participate in discussions and negotiations with the person making such Takeover Proposal (and its representatives). Each Stockholder has agreed to keep Stanley reasonably apprised on a reasonably prompt basis as to the status of any such discussions and/or negotiations and shall promptly (within 48 hours) provide to Purchaser copies of any material written communications delivered or received by the applicable Stockholder in connection with such discussions and/or negotiations

Each Stockholder granted an irrevocable proxy for their respective Shares to Stanley and to Stanley’s executive officers. The irrevocable proxy relates to the approval of the Stock Purchase Agreement.

Each Voting Agreement will terminate upon the earliest of (a) the consummation of the transactions contemplated by the Stock Purchase Agreement, (b) in the event that the Stock Purchase Agreement is validly terminated pursuant to Section 7.1(b)(iii), 7.1(c)(ii), 7.1(c)(iv) or 7.1(d)(ii) thereof, the date that is seven months and fifteen days after the date of such termination, (c) in the event that the Stock Purchase Agreement is validly terminated pursuant to Section 7.1(b)(i) or Section 7.1(c)(i) thereof and after the date of the Stock Purchase Agreement but prior to the date of such termination a Takeover Proposal or a communication relating to a potential Takeover Proposal shall have been made known to VeriChip (or any director or officer of VeriChip) or shall have been made directly to VeriChip’s stockholders generally or any person shall have publicly announced an interest in making or an intention (whether or not conditional) to make a Takeover Proposal, the date that is seven months and fifteen days after the date of such termination, (d) in the event that the Stock Purchase Agreement is validly terminated in accordance with its terms other than pursuant to those sections listed in clause (b) or (c) above, concurrently with the termination of the Stock Purchase Agreement and (e) the date of amendment of the Stock Purchase Agreement, unless such amendment has been previously agreed to in writing by the applicable Stockholder.

The foregoing description of the Stock Purchase Agreement and the Voting Agreement is qualified in its entirety by reference to the Stock Purchase Agreement and Voting Agreements included as Exhibit 99.1; and 99.2 and 99.3, respectively, to this Statement.

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Item 5.	Interest in Securities of the Issuer

(a)

As a result of the Voting Agreements, the Reporting Person may be deemed to have beneficial ownership with respect to the power to vote or direct the vote of 5,910,556 Shares, which represents 53.6% of the 11,016,877 Shares of Common Stock of VeriChip deemed issued and outstanding as of May 15, 2008, as represented by VeriChip in the Stock Purchase Agreement, subject to the conditions and limitations of the Voting Agreements. Beneficial ownership of the Shares of Common Stock referred to herein is being reported solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)	The responses to Items (7) through (10) on the cover page of this Statement are incorporated herein by reference.

(c)

Except for the Stock Purchase Agreement, the Voting Agreements, and the transactions contemplated by such agreements, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3, 4 and 5 and Exhibits 99.1, 99.2 and 99.3 are incorporated herein by reference.

Except as set forth in this Statement, the Reporting Person does not and, to the best knowledge of the Reporting Person, none of the persons listed on Schedule A, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VeriChip, including but not limited to, transfer or voting of any of the securities of VeriChip, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of VeriChip.

Item 7.	Material to be Filed as Exhibits.

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99.1	Stock Purchase Agreement, dated May 15, 2008, by and between Stanley and VeriChip (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by VeriChip on May 16, 2008).
99.2

Voting Agreement, dated May 15, 2008, by and between Stanley and Applied Digital Solutions (incorporated herein by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by VeriChip on May 16, 2008)

99.3

Voting Agreement, dated May 15, 2008, by and between Stanley and Scott R. Silverman (incorporated herein by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by VeriChip on May 16, 2008)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2008

THE STANLEY WORKS.

By: /s/ Bruce H. Beatt
Name: Bruce H. Beatt

  Title: Vice President, General Counsel and Secretary

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SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF THE STANLEY WORKS

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of The Stanley Works. The business address of each director and executive officer of The Stanley Works is 1000 Stanley Drive, New Britain Connecticut 06053.

Name	Principal Occupation	Citizenship
John F. Lundgren	Chairman & Chief Executive Officer	United States
James M. Loree	Executive Vice President & Chief Financial Officer	United States
Hubert W. Davis, Jr.	Senior Vice President, Business Transformation	United States
Donald R. McIlnay	Senior Vice President and President, Industrial Tools Group and Emerging Markets	United States
Bruce H. Beatt	Vice President, General Counsel, Secretary	United States
Donald Allan, Jr.	Vice President & Controller	United States
Mark Mathieu	Vice President, Human Resources	United States
Jeff Hung-Tse Chen	Vice President and President, Stanley Asia	United States
Justin C. Boswell	Vice President and President, Stanley Mechanical Access Solutions	United States
Jeffrey D. Ansell	Vice President and President, Consumer Tools Group	United States
Eileen S. Kraus	Director	United States
John G. Breen	Director	United States
Virgis W. Colbert	Director	United States
Lawrence A. Zimmerman	Director	United States
Robert B. Coutts	Director	United States
Carlos M. Cardoso	Director	United States
Marianne M. Parrs	Director	United States

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SCHEDULE B

STOCKHOLDERS (1)

Name	Issued and Outstanding Shares
Applied Digital Solutions, Inc.	5,355,556
Scott R. Silverman	555,000 (2)

(1) Based on representations and warranties made to Stanley in the Voting Agreements by these Stockholders.

(2) Mr. Silverman has represented and warranted to Stanley that, as of May 15, 2008 he has the power to vote 550,000 issued and outstanding Shares and that he beneficially owns an additional 311,111 Shares that are not yet issued and outstanding. To the extent these additional Shares become issued and outstanding, they would be subject to the proxy set forth in the Voting Agreement.

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